August 11, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:    Mr. Eric McPhee, Staff Accountant
              Mail Stop 4561

                           Re: Pharma-Bio Serv, Inc.
                               Item 4.01 Form 8-K, Filed 8/3/06
                               File No. 000-50956

Ladies and Gentlemen:

      Pharma-Bio Serv, Inc. (the "Company"), is filing a Form 8-K/A in response to the questions raised by the Commission in its letter of comments dated August 8, 2006. Set forth below is the Company's response to Commission's comments.

Form 8-K filed August 3, 2006

      1. Please revise the Form to comply with Item 304 (a) (1) (iii) of Regulations S-B which requires a statement indicating whether the board of directors recommended or approved the decision to change accountants.

      Kevane Soto Pasarell Grant Thornton LLP ("Kevane") informed the Company, without prior consultation, that it was resigning from the account. The Company's board of directors did not recommend the decision. Because Kevane has resigned, the Company's board of directors will have no alternative except to select a replacement auditor for the Company's financial statements.

      2. In addition, Item 304 (a)(1)(iv) of Regulations S-B requires a statement whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure, which disagreement (s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement (s) in connection with its reports. In the event of disagreement (s) and/or reportable event(s), provide the specific disclosures required by
            Item 304 (a)(1) (iv) and (v) of Regulation S-B.

            The requested language has been included.

      3. Please file an amended item 4.01 Form 8-K upon Kevane Soto Pasarell Grant Thornton's final resignation date. Also, the amended Form 8-K must include updated disclosures to reflect the actual date of registration. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. Refer to
            Item 304 (a) of Regulation S-B.

      As stated in the Form 8-K/A, Kevane's resignation will become effective upon completion of its review for the third quarter of fiscal 2006, which is the quarter ended July 31, 2006. The Company will file a further amendment, and will include an updated Exhibit 16.1, upon the effectiveness of Kevane's resignation.

      In connection with our response to the comments of the staff, the Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                           Very truly yours,

                                           s/  Manuel O. Morera
                                           Chief Financial Officer